Mail Stop 4561

September 13, 2007

Eyal Desheh
Executive Vice President
  and Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

> **Re: Check Point Software Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-28584**

Dear Mr. Desheh:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                              Sincerely,

                              Stephen Krikorian
                              Accounting Branch Chief